Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND JUNE 30, 2018

Revenues for the six months ended June 30, 2019 were $16.55 million, compared to $15.84 million for the six months ended June 30, 2018. The increase is attributed mostly to revenue growth in the Supply Chain division, primarily due to international sales (mainly in the Far East), which accounted for 56% of the division’s revenues for the six months ended June 30, 2019, compared to 50% in the six months ended June 30, 2018.

Gross profit for the six months ended June 30, 2019 amounted to $3.38 million (a gross margin of 20.4%), compared to $3.2 million (a gross margin of 20.3%) for the six months ended June 30, 2018. The increase in gross profit is attributable to the increase in revenues presented above.

Sales and marketing expenses for the six months ended June 30, 2019 were $1.9 million (11.5% of revenues), compared to $1.85 million (11.6% of revenues) for the six months ended June 30, 2018.

General and administrative expenses for the six months ended June 30, 2019 were $1.16 million, compared to $850,000 in the six months ended June 30, 2018. The increase is attributed to most to costs associated with a special shareholders meeting convened at the demand of an activist shareholder in the amount of $88,000, and to expenses related to the acquisition of the business of Imdecol Ltd. (“Imdecol”) in the amount of $128,000.

As a result of the above, operating income for the six months ended June 30, 2019 amounted to $325,000, compared to $520,000 in the six months ended June 30, 2018.

Financial expenses for the six months ended June 30, 2019 were $129,000, compared to $123,000 in the six months ended June 30, 2018.

Net income for the six months ended June 30, 2019 amounted to $176,000, compared to $397,000 for the six months ended June 30, 2018. On a per-share basis, the basic and diluted net income per-share in the six months ended June 30, 2019 was $0.05, compared to $0.12 net income per share for the six months ended June 30, 2018.

Liquidity and Capital Resources

As of June 30, 2019, we had $2.28 million in long-term bank loans, and current maturities of $634,000. Cash and cash equivalents as of June 30, 2019 amounted to $1.44 million. As of June 30, 2019, the Company had a working capital of $8.07 million, and it is the Company's opinion that the current working capital is sufficient for the Company's present requirements.

On May 28, 2019, the Company increased its credit facilities from Bank Beinleumi in the amount of $708,000. This amount was used in the acquisition of the business operation of Imdecol. The bank agreement includes covenants to maintain certain financial ratios related to shareholders' equity, EBITDA and operating results. The Bank Beinleumi credit facilities are secured by a first priority floating charge on the present and future assets of the Company and its Israeli subsidiaries, and by a first priority fixed charge on their goodwill, unpaid share capital and any insurance entitlements pertaining to assets underlying these charges. As of June 30, 2019, the Company met the covenants set forth in the bank agreement. The loan will be repaid in equal monthly installments during a period of 5 years.

On May 8, 2017, the Company entered into a Standby Equity Distribution Agreement (“SEDA”), with YA II PN Ltd. (“YA”). Under the SEDA, the Company has the right to sell its Ordinary Shares to YA for up to a total purchase price of $2,000,000 . The Company may effect the sale, at its sole discretion, during a four-year period for the 2017 SEDA, beginning on the date on which the Securities and Exchange Commission first declares effective a registration statement registering the resale of the Company’s Ordinary Shares by YA.

For each Ordinary Share purchased under the SEDA, YA will pay 93% of the lowest daily VWAP (as defined below) of the Ordinary Shares during the three consecutive trading days, following the date of an advance notice from the Company (provided such VWAP is greater than or equal to 90% of the last closing price of the Ordinary shares at the time of delivery of the advance notice). Notwithstanding the forgoing, the notice shall not exceed $500,000.

“VWAP” is defined as of any date, to be such date’s daily dollar volume-weighted average price of the Ordinary Shares as reported by Bloomberg, LP.  The Company may terminate the SEDA at any time upon prior notice to YA, as long as there are no advance notices outstanding and the Company has paid to YA all amounts then due.

In connection with the SEDA, the Company issued 67,307 Ordinary shares to YA as a commitment fee. The commitment fee is recorded as prepaid expenses according to the consumption of the SEDA. As of June 30, 2019, the balance of those prepaid expenses was $77,000.

During the six months ended June 30, 2019, the Company issued to YA 158,023 Ordinary Shares, for a total amount of $465,000.

During the six months ended June 30, 2019, a total of 125,195 options were exercised for the amount of $316,000.

During the six months ended June 30, 2019, the Company issued 20,858 Ordinary Shares (equivalent to $62,000) to officers of the Company related to Bonus payments approved by the Board of Directors and shareholders.

On May 16, 2019, the Company entered into and closed a securities purchase agreement with several Investors for the sale of 400,000 Ordinary Shares at a price of $2.50 per share, resulting in gross proceeds of $1 million and $59,000 issuance expenses. In addition, the Company issued to the investors 240,000 warrants with an exercise price of $3.30 per Ordinary Share. The warrants shall be exercisable for 3.5 years form the date of their issuance, and shall be subject to a three-year vesting period as follows: one third of the warrants shall vest annually (upon the lapse of 12 months, 24 months and 36 months from issuance), provided that on the applicable vesting date the investor did not sell any of the Ordinary Shares purchased on the private placement. Vesting of all of the warrants shall be accelerated in the event that any one or more shareholders acting together acquire a block of 40% of the Company’s issued and outstanding share capital.

We finance our activities by different means, including long-term loans, cash flow from operating activities and issuance of Company Ordinary Shares.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. As of June 30, 2019, our trade receivables' and trade payables' aging days were 97 and 76 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors' and officers' indemnities, in excess of the proceeds received from liability insurance, which we obtain.

Cash Flow

Net cash used in operating activities during the six months ended June 30, 2019 was $136,000, compared to net cash provided by operating activities of $346,000 during the six months ended June 30, 2018. The increase is attributed mainly to an increase in other accounts receivable which is derived from the acquisition of the business operation of Imdecol in June 1, 2019 and an increase in inventory which is related to the Supply Chain division.

Net cash used in investing activities during the six months ended June 30, 2019 amounted to $2.1 million, compared to $533,000 during the six months ended June 30, 2018. The increase is due to net cash used for the acquisition of the business operation of Imdecol In the amount of $1.9 million.

Net cash provided by financing activities during the six months ended June 30, 2019 was $2.3 million, compared to $136,000 in the six months ended June 30, 2018. During the first six months of 2019, we raised $1 million (net of $55,000 issuance expenses) pursuant to a securities purchase agreement with several investors for the sale of 400,000 Ordinary Shares. In addition, as mentioned above, in the first six months of 2019, we increased our long-term bank loans in the amount of $708,000, to finance the acquisition of the business operation of Imdecol.

3